United States securities and exchange commission logo





                             January 25, 2021

       Nicolas Finazzo
       Chief Executive Officer
       AerSale Corporation
       121 Alhambra Plaza, Suite 1700
       Coral Gables, FL 33134

                                                        Re: AerSale Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
19, 2021
                                                            CIK No. 0001754170

       Dear Mr. Finazzo:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services